No Act



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC PE 1-10-08


08023772



January 25, 2008

Richard E. Baltz
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004-1206



Re: CSX Corporation
Incoming letter dated January 10, 2008

Dear Mr. Baltz:

This is in response to your letter dated January 10, 2008 concerning the shareholder proposal submitted to CSX by Mary F. Morse. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mary F. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

ARNOLD & PORTER LLP

202.942.5000
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

January 10, 2008



**BY HAND DELIVERY**

United States Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

**Re:** CSX Corporation - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, CSX Corporation ("CSX"), a Virginia corporation, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby enclose six copies of the following: (a) this statement, (b) a letter dated September 1, 2007 from Mary F. Morse, including the accompanying resolution and supporting statement (the "Proposal") sought to be included in the CSX proxy statement for the 2008 Annual Meeting of Shareholders (the "Proxy Statement") pursuant to Rule 14a-8 of the Exchange Act and (c) all correspondence with Ms. Morse.

We wish to inform the Staff of the Securities and Exchange Commission (the "SEC"), and by copy of this letter, Ms. Morse, of the intended omission of the Proposal from the Proxy Statement.

**THE PROPOSAL**

CSX intends, pursuant to Rule 14a-8(j), to omit the proposal received on September 4, 2007 from Ms. Morse (attached hereto as Exhibit A) from the CSX Proxy Statement. The Proposal would limit total compensation to each of "the top five persons named in Management" to $500,000 per year, "plus any nominal perks." CSX intends to omit the Proposal, as Ms. Morse did not provide evidence of her eligibility to submit a proposal under Rule 14a-8(b) within the 14-day deadline provided in subsection (f)(1) of Rule 14a-8.

**REASONS FOR EXCLUSION**

Ms. Morse's Proposal stated that her stock was held in an account with TD Ameritrade and that a letter of authentication from TD Ameritrade would be a "disruption of their normal business activities and should not be demanded, regardless of the SEC's permission to corporations." CSX confirmed by letter dated September 10, 2007 (attached hereto as Exhibit B) that it required evidence of her beneficial stock ownership, in accordance with the SEC shareholder proposal rules. CSX's letter described the types of evidence that would be acceptable and noting that she was required to send the evidence to CSX within 14 days after receiving the CSX letter.

CSX's letter was sent to Ms. Morse on September 10, 2007. Ms. Morse not only failed to respond to CSX's request in a timely manner under the SEC rules, but she has not furnished a response at all as of the date of this letter.

Rule 14a-8(f)(1) states that a company may exclude a proposal if a deficiency, such as evidence of stock ownership, is not remedied in a response postmarked or transmitted electronically no later than 14 days after the receipt of the company's notice of deficiency. The Staff has granted similar relief with respect to the failure to cure this procedural defect, including with respect to similar proposals submitted by Ms. Morse. *See* AT&T (avail. Dec. 12, 2007); *see also* General Motors Corporation (avail. March 22, 2007). CSX therefore intends to exclude Ms. Morse's proposal due to this procedural defect.

Please confirm that the Staff will not recommend any enforcement action if this proposal is omitted from the proxy materials for CSX's 2008 Annual Meeting of Stockholders. CSX plans to mail its proxy materials on or about March 31, 2008.

**CONCLUSION**

If you have any questions regarding the subject matter of this letter, please address them to the undersigned, at Arnold & Porter LLP, 555 12th St., N.W., Washington, D.C. 20004 or via telephone at (202) 942-5124. In my absence, please contact Mark Austin at (904) 359-3167. The Company intends to mail its definitive proxy materials on or about March 31, 2008.

Very truly yours,



Richard E. Baltz

Attachments

cc: Mary F. Morse

Mark Austin, Esq.
CSX Corporation

## EXHIBIT A

**Proposal**

RECEIVED

SEP - 4 2007

CSX CORPORATION
Corporate Secretary Office

Mary F. Morse
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711

September 1, 2007

Office of The Secretary
CSX Corporation
500 Water Street
Jacksonville, FL 32202

Dear Secretary:

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, wish to introduce the enclosed Proposal for the Year 2008 Proxy Material. I have held.$2000.00 or more in the company's securities over one year and will continue to hold until after the next meeting date.

I can not be expected to attend but will try to be represented at the meeting by an alternate selection, if any become known no me.

For the past three years, my close presence at home for medical needs has escalated and the S.E.C. has been so advised as a "valid reason" for non-attendance.

As proven in previous reports, my shares holdings remain the same, and are held by :

TDAmeritrade, Inc. Ph: 1 800 934 4448
PO Box 2654
Omaha, NE 68103-2654

I note that my asking for letters of authenticity are a disruption of their normal business activities and should not be demanded, regardless of the S.E.C.'s permission to corporations. A Proponent can be called to account in the event of misrepresentation.

Encl.: Proposal and Reasons

This material prepared by my husband, Robert, as I neither type nor operate a computer.

Sincerely,

Mary F. Morse



Mary F. Morse Family Tr.
212 Highland Ave.
Moorestown, NJ 08957-2717

Ph: 856 235 1711
September 1, 2007

PROPOSAL

I, Mary F. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, owner of $2000.00 or more of CSX Corporation stock, held for a year, request the Board of Directors to take action regarding remuneration to any of the top five persons named in Management be limited to $500,000.00 per year, by salary only, plus any nominal perks {i.e.; company car use, club memberships] This program is to be applied after any existing programs now in force for cash, options, bonuses, SAR's, etc., plus discontinue, if any, severance contracts, in effect, are completed, which I consider part of remuneration programs.

This proposal does not affect any other personnel in the company and their remuneration programs

REASONS

Ever since about Year 1975, when "Against" was removed from "Vote for Directors" box, and no other on the Proxy Vote, and the term "Plurality" voting was contrived, shareowners have lost the "Right of Dissent", which is unconstitutional. No reason given, but the result has been that any Management nominee for Director was elected, even if only one "For" vote was received. This is because "Abstain" and "Withheld" are not deducted from "For". In response, Directors have awarded remuneration to those whom nominated them, to the point of being excessive and still escalating. Millions of dollars of shareowners assets are diverted for the five top Management, year after year, until their retirement or they "Jump Ship" for another company's offer. It is seldom proven to have been "earned" by their efforts, rather than the product or services.

The limit of one half million dollars in remuneration is far above that needed to enjoy an elegant lifestyle. These funds might better be applied to dividends. The savings in elimination of personnel needed to process all previous programs could be tremendous. Plus savings on lengthy pages reporting the process in the Report, a help for the National Paperwork Reduction Act.

This can all be accomplished by having Directors eliminate all Rights, Options, S.A.R.'s, retirement and severance, etc. programs, relying on $500.000.00 to be adequate, and Management buying their own stock and retirement programs, if desired.

It is commendable that AT&T, Citi, ExxonMobil, Ford Motor [1st ], Coco-Cola, & perhaps others, have already returned "Against" as requested.

Thank you, and please vote "YES" for this Proposal. It is for Your benefit !

Mary F. Morse



**EXHIBIT B**

**Response by CSX Corporation to Ms. Morse**



500 Water Street (C160)
Jacksonville, FL 32202
Phone: (904) 359-3167
Fax: (904) 366-4248
E-Mail: Mark_Austin@CSX.com

**MARK D. AUSTIN**
Assistant Corporate Secretary

September 10, 2007

Mary F. Morse
212 Highland Ave.
Moorsetown, NJ 08957-2717

Re: Eligibility to Submit Shareholder Proposal

Dear Ms. Morse:

On September 4, 2007, CSX Corporation received from you a shareholder proposal, signed September 1, 2007, to be included in the company's 2008 proxy materials. Pursuant to Rule 14a-8(f), under the Securities Exchange Act of 1934, as amended, we are writing to notify you of a deficiency in your demonstration of eligibility to submit such a proposal.

Rule 14a-8(b)(2)(i) requires that you "submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." You have not met this requirement. Should you wish your proposal to be considered for inclusion in the 2008 proxy materials, please provide documentary support evidencing that you satisfied the minimum ownership requirement for the one-year period as of the date you submitted your proposal.

Please note that your response to this notice must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this notice.

Thank you in advance for clarifying your intentions with this proposal.

Sincerely,

Mark Austin
Assistant Corporate Secretary

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: CSX Corporation
Incoming letter dated January 10, 2008

The proposal relates to compensation.

There appears to be some basis for your view that CSX may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to CSX's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if CSX omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



William A. Hines
Special Counsel

END